SCIENCECAST, INC.

(a Maryland corporation)

Form C

Disclosures in Reg CF Offering

December 13, 2023

TABLE OF CONTENTS

EXHIBIT A	IMPACT CROWD PORTAL LLC CAMPAIGN PAGE
EXHIBIT B	RISKS OF INVESTING
EXHIBIT C	FORM OF INVESTMENT AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION OF SCIENCECAST SPV LLC
EXHIBIT E	LIMITED LIABILITY COMPANY AGREEMENT OF SCIENCECAST SPV LLC
EXHIBIT F	AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT G	BYLAWS
EXHIBIT H	CAP TABLE
EXHIBIT I	IMPACT STATEMENT
EXHIBIT J	REVIEWED FINANCIAL STATEMENTS

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	ScienceCast, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Maryland
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 22, 2022
Kind of Entity	Corporation
Street Address	16 Willow Avenue, Towson, MD 21286
Website Address	https://www.sciencecast.org

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	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	4390	N/A
Cash & Equivalents	3390	N/A
Account Receivable	0	N/A
Short-Term Debt	0	N/A
Long-Term Debt	0	N/A
Revenues/Sales	2100	N/A
Cost of Goods Sold	0	N/A
Taxes Paid	0	N/A
Net Income	(9,153)	N/A

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____X_____

NO   _____

Name of SPV	ScienceCast SPV LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	October 18, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	16 Willow Avenue, Towson, Maryland 21286

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NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ScienceCast, Inc., the name of the SPV is ScienceCast SPV LLC. You and all the other Regulation Crowdfunding investors will invest in ScienceCast SPV LLC and ScienceCast SPV LLC will, in turn, use your money to invest in ScienceCast, Inc. Hence, ScienceCast SPV LLC will be reflected as one investor in ScienceCast, Inc.

ScienceCast, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

ScienceCast SPV LLC will conduct no business other than to invest in ScienceCast, Inc. ScienceCast SPV LLC will be managed by the Company itself.

Although ScienceCast, Inc. is a corporation, you will be an owner of ScienceCast SPV LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ScienceCast, Inc., not to ScienceCast SPV LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Andrew L. Jiranek	President, CEO and Co-Founder	March, 2022	Attorney at Jiranek, a business boutique law firm
Victor Galitski	CTO, Board Member and Co-Founder	March, 2022	2020 - Current: Professor at the University of Maryland in the Physics Department
Steinn Sigurdsson	Board Chairman	August, 2022	2020-Current: Professor at Penn State University in the Physics Department and Scientific Director of arxiv.org of Cornell University
Vacheh Joakim	Executive Vice President of Sales and Marketing	June, 2022	2020 – Current: Principal of Holiander, Inc., a digital marketing company
John Beverley	Executive Vice President, Next Generation Web Division	July, 2023	2022- Current: Assistant Professor at the State University of New York at Buffalo; Vice President for the National Center for Ontological Research; 2020 – 2022

Charles Clark	Executive Vice President, Aspen Quantum Consulting Division	July 2023	2020 – 2022: Senior Executive, National Institute of Standards and Technology (NIST); Program manager at the Office of Naval Research
Prineha Narang	Executive Vice President, Business Development Strategy	July 2023	2022 – Current: Professor in Physics Department at UCLA; 2020 – 2022: Assistant Physics Professor at Harvard University; 2020 – Current: Technology Advisor, Aliro Quantum

Additional Information About Officers, Directors and Key Contractors

Mr. Andrew L. Jiranek – President, CEO & Member of Our Board of Directors

Mr. Jiranek is our President and CEO. He was one of our co-founders. In consultation with our Board, he is responsible for making major corporate decisions, managing overall operations, and setting the company's strategic direction. He is accountable to our board of directors and stakeholders of the company.

Mr. Jiranek received a bachelor's degree in Economics in 1984 from Princeton University and a Juris Doctorate Degree from the Marshall Wythe School of Law, College of William and Mary in 1987.

Mr. Jiranek has extensive experience in working with emerging companies, both in-house as part of the management team and as an outside advisor. He has served on numerous boards of directors for both business and civic organizations.

Prior to working with us, Mr. Jiranek was an Executive Vice President, General Counsel and Secretary of View Systems, Inc., a technology company which he worked with from development stage to public reporting company. Mr. Jiranek founded his own law firm in March, 1998, where he concentrated his practice on corporate and business matters. During this period, Mr. Jiranek was instrumental in organizing a life science company that successfully raised capital and expanded through successive rounds of financing. Prior to founding his law firm, Mr. Jiranek was an Honors Program attorney at the U.S. Department of Justice and worked for many years at several large and mid-sized law firms in Baltimore, Md. and Washington, D.C.

Dr. Victor Galitski – CTO and Board Member

Dr. Galitski was our Chief Executive Officer (CEO) but with our growth has stepped down and shifted his duties to Chief Technology Officer (CTO). He is also a Member of our Board of Directors and was our lead co-founder. He works actively in our day-to-day operations with our three primary teams of employees and contractors, being (i) the software development team; (ii) the sales, marketing and customer service team; and (iii) the corporate development team.

Dr. Galitski received a Masters Degree in Engineering from Moscow Engineering Physics Institute (MEPhI) in 1998 and a PhD in Applied Math from MEPhI in 1999. He received a second PhD, this time in Physics in 2002 from the University of Minnesota. Over a distinguished academic career, Dr. Galitski has received numerous fellowships, awards and other academic distinctions. He has published extensively in academic

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journals and has authored text books. Dr. Galitski is an editor of a leading private publisher of academic research and a curator for non-profit open science providers, and a member of the Library Committees for the University of Maryland (part of the Big 10 conference of universities). In 2019, Dr. Galitski co-founded Aspen Quantum Consulting, LLC, a professional services business providing consulting services in emerging technologies using quantum mechanics. We acquired this company's assets and continue its business.

In addition to his duties for ScienceCast, Dr. Galitski is a Professor at the University of Maryland in the Physics Department.

Anton Fefilov – Full Stack Programmer

Mr. Anton Fefilov is a co-founder and has been our lead software programmer since our founding. He is a full stack programmer who has worked closely with Dr. Galitski to develop the software tools we implement and embed in our website. Mr. Fefilov has been working for us as a contractor since our founding from a variety of overseas locations. He is not an Executive Officer and Director.

In addition to his work for us, Mr. Fefilov has been working for the past thirteen (13) years on various software development projects with teams of experienced web and iOS developers, designers, product managers and product owners. Within these projects, Mr. Fefilov was responsible for contributing to the architecture of applications, working on performance, fixing bugs, writing tests, reviewing code, writing API for mobile devices, implementing new features both on backend and frontend sides, doing every effort to write clean, odorless code covered with integration and unit tests, for which he has used Rspec and Capybara.

Dr. Steinn Sigurdsson – Chairman of our Board of Directors

Dr. Steinn Sigurdsson joined our Board of Directors as our Chairman on August 29, 2022. Dr. Sigurdsson leads our Board of Directors in setting policy for ScienceCast and in overseeing its strategy and direction.

Dr. Sigurdsson received his B.Sc. in Mathematical Physics from Sussex University, Brighton UK, 1986, a Masters in Physics from the California Institute of Technology ("Cal Tech") in 1988 and a Ph.D. from Cal Tech in 1992.

In addition to his duties for us, Dr. Steinn Sigurdsson is an Associate Professor of Physics at Penn State University. He also serves as the Scientific Director of arXiv.org, the leading pre-print server for academic research which is affiliated with Cornell University. Dr. Sigurdsson is on the Board of Trustees for the Aspen Center for Physics and a Science Editor for a major academic journal.

Dr. John Beverley – Executive Vice President, Next Generation Web Division

Dr. John Beverley is an Executive Vice President in charge of our Next Generation Web Division. In addition to his duties for ScienceCast, Dr. Beverley is an Assistant Professor at the State University of New York at Buffalo specializing in formal logic, applied ontology and semantic web. Dr. Beverley works closely at SUNY Buffalo with Dr. Barry Smith who was a collaborator on a recent contract bid submitted by ScienceCast for the development of a Knowledge Graph optimized to quantum mechanics subject matter. Dr. Smith is also a foremost authority in the area of Knowledge Graphs and Ontology development, and worked extensively on the human genome project.

Dr. Beverley received a PhD in 2021 from Northwestern University working in Logic, Social Epistemology, and Applied Ontology, a Masters from SUNY Buffalo in 2017 and a BS degree from NC State University in 2011. Dr. Beverley is currently a Vice President for the National Center for Ontological Research and an Ontology Consultant for John Hopkins University Applied Physics Lab. Dr. Beverley was formerly a Senior Ontologist at Johns Hopkins University Applied Physics Lab.

Mr. Vacheh Joakim – Executive Vice President, Sales & Marketing

Vacheh Joakim joined us in July 2022, and is responsible for overseeing our sales and marketing efforts which have been centered on digital marketing as we scale our user base. Mr. Joakim is based in Los Angeles, California and works for us as a key contractor.

Mr. Joakim has over fifteen years of hands-on SEO and content development, managerial and executive experience in web marketing and development, including in-depth knowledge of the organic search landscape and its history, as well as technical capabilities in web development technologies such as HTML, CSS, PHP, SQL, and JavaScript.

Mr. Joakim founded a business providing contract services known as Holiander, Inc. in 2009 and has been operating it since its founding. From 2007 to 2009, Mr. Joakim was Director of Operations for Submit Express, Inc. where he led a group of twenty link developers, writers, optimizers, and engineers delivering successful SEO campaigns to over 600 active clients, generating $6MM in yearly revenue. Prior to that, Mr. Joakim held a variety of positions as Director of SEO and SEO lead.

Dr. Charles Clark – Executive Vice President, Aspen Quantum Consulting Division

Dr. Clark is an Executive Vice President in charge of our Aspen Quantum Consulting Division. He is also our Company's Chief Research Scientist. Dr. Clark held executive positions at the National Institute of Standards and Technology (NIST) for the prior thirty (30) years and held a position as a program manager at the Office of Naval Research within the last three (3) years. Dr. Clark received the Award for Information Technology Achievement, the Gold Medal from the U.S. Department of Commerce, the R&D 100 Award, the Distinguished Presidential Rank Award, the U.S. Senior Executive Service honor, the Physical Sciences Award from the Washington Academy of Sciences, and the 2002 Archie Mahan Prize from the Optical Society of America. Dr. Clark's expertise covers a wide array of advanced technologies and government policies, notably in quantum computing and artificial intelligence. Dr. Clark received a BA in Physics and Mathematics in 1974 from Western Washington University, a PhD in Physics from the University of Chicago in 1979, and was a Fellow at the University of Oxford in 1999.

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Dr. Prineha Narang – Executive Vice President, Business Development Strategy

Dr. Narang is an Executive Vice President with oversight over our Business Development Strategy. She is also a Research Scientist for the Company. In addition to her duties for ScienceCast, Dr. Narang is also a Professor who leads an interdisciplinary group in theoretical and computational science at UCLA. Before her move to UCLA, she was a Professor of Computational Materials Science at Harvard University. Dr. Narang has received the Maria Goeppert Mayer Award, MRS' Outstanding Early Career Investigator Award, Mildred Dresselhaus Prize, Bessel Research Award, NSF CAREER Award, and Moore Inventor Fellowship. Additionally, she's the founder and Chief Technology Officer of Aliro, a company specializing in quantum networks and a U.S. Science Envoy for the State Department. Dr. Narang received a BS in Materials Science from Drexel University in 2011; and a PhD in Applied Physics from California Institute of Technology in 2015.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

Our lead co-founder, Dr. Victor Galitski, owns 35.17% of the voting power of the Company, immediately before this offering, in the form of 35.17% of the issued and outstanding shares of the Company's Class A Voting Common Stock. No other person owns 20% or more of the voting power.

§227.201(d) – The Company's Business and Business Plan

The Company's Business

We provide data management products and services to researchers and research services that serve them. We operate a website, www.sciencecast.org. Demand for our services has been driven by the digitization of research data, internet access to expanding data sets through proliferating computer devices, the need to better sort and curate research data sets and the development of supporting online research communities. These developments have created pain points for researchers as they struggle to keep up with mushrooming research data sets.

Our Market

The digitization of research data, and the need for software tools to handle it, has been slowly driving an industry shift whereby researchers are increasingly publishing and accessing research on internet platforms. Previously, researchers accessed their data in journals that purported to provide quality control through an opaque, biased and time consuming peer review system that skewed toward ivory tower institutions. The journals were controlled by large publishing houses which enjoyed a monopolistic position, copyrighting the content and putting that content behind paywalls that earned the publishing houses a 40% profit margin. The next generation research publishing market offers more equitable access to more research data, elimination of system cost, software tools to help researchers do their research, with more timely, equitable and efficient quality control mechanisms.

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Organization and History

We incorporated under Maryland law on March 22, 2022, as a stock corporation taxed under Subchapter C of the Internal Revenue Code. Thereafter, we began organizing activities, developing a product development plan, studying the market for our services, developing our branding, interviewing customers and other stakeholders in order to assist with strategic planning and product offerings, arranging office space and physical facilities, developing and operating an open access website and establishing a corporate identity. We were guided in these efforts by consultants working for the Frankfurt Germany office of McKinsey & Co., who provided their services as an "in-kind" investment in our Corporation.

While our home office is in Towson, Maryland, we have been operating, and will continue to operate, remotely and virtually, interacting with customers around the World. Toward that end, we have daily meetings via video conference platforms, and we make robust use of teaming platforms such as Slack, Trello and Carta, our capitalization table management firm. We have personnel located at various locations across the United States and Internationally, which aligns with our global market of researchers.

We operate through three divisions: (i) our website, www. sciencecast.org, and its related SaaS services, where we earn subscription and advertising revenue; (ii) a software development division which focuses on developing and selling artificial intelligence software tools, including natural language, machine learning algorithms, distributed ledger and knowledge graphs, which aid services that serve researchers, such as the Government, online e-paper repositories and journals; and (iii) a professional consulting division focused on subject matter expertise in the areas of science technology and artificial intelligence.

Services Provided

We primarily offer software as a service to researchers. In addition to these services, we offer other programs that include:

- Software tool development for open access repositories, journals and overlay journals.
- Knowledge Graph, Ontology and neural network development and operation for data sharing across distributed ledgers in order to promote scientific discovery
- Professional consulting services in select specialized science areas including quantum mechanics, science policy and artificial intelligence.

We have several contract proposals pending for software tool development, including with bioRxiv, medRxiv and federal government agencies. In addition, we have been increasingly providing our developing software tools as a service from our website, www.sciencecast.org. We have been scaling users of this website, and eventually plan to charge them for access to these tools from our website.

We have performed several professional consulting engagements in the specialized area of quantum mechanics. We have commitments from several world renowned physicists to fulfill future engagements and we have submitted proposals to potential customers. Our professional engagements have concerned doing technical due diligence on technologies utilizing quantum mechanics ("Deep Tech") being commercialized by customers. We do these reports for both institutional investors considering an investment in a target and for early stage companies looking to build a business around their technology utilizing quantum mechanics.

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We believe the most important component of our business is going to be our software as a service business. We have not yet stratified free content from paid content, and began selling subscriptions. Our go to market strategy is to begin serving individual professors and select University departments before seeking to sell enterprise subscriptions to Universities.

Our Services Provide Solutions to Our Customers

According to a report from the International Data Corporation from 2020, the global datasphere was expected to grow from 33 zettabytes in 2018 to 175 zettabytes by 2025, suggesting that a significant portion of all digital data would be created within a short timeframe. Given the exponential growth in data creation, largely due to the rapid expansion of internet users, IoT devices, and digital services, we have recently witnessed an unprecedented proliferation of digital data in research, a transformation that has significantly revolutionized how investigations and studies are conducted across a myriad of fields. The colossal surge in available data, largely driven by advances in technology and internet connectivity, has provided researchers with an unparalleled abundance of research data. Research methodologies have adjusted to capture the benefits of this data abundance. In addition, the digitization of data has created a demand for software tools that more efficiently processes and interprets large datasets. We are trying to meet this demand with the hopes of profoundly reshaping research paradigms, leading to exciting advancements in our understanding of the world.

We have been developing and/or implementing application programming to interface with research data sets, working toward the following types of representational functionality:

- Distilling research data sets into more manageable summaries that serve as a gateway to further review;
- Auto identifying similar research data that might be flagged and later reviewed;
- Auto identifying and displaying cites of research concepts;
- Auto generating texts and images displaying key research points in multimodal formats;
- Auto monitoring for new data contributions for review;
- Talk to research data sets, giving the user the ability to ask questions and get answers to points in research data sets;
- Ranking of most pertinent research data sets for later review, recognition and promotion;
- Converting research data into different modalities that can be more conveniently and efficiently reviewed, i.e. text to voice conversion;
- Displaying objectively selected research on podcast channels that can be accessed efficiently from small devices and streaming services, such as Spotify;
- Connecting and promoting research across social media communities such as LinkedIn, Twitter and Youtube.

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How We Expect to Generate Revenue

We expect to generate revenue in three ways.

First, we operate a website where we offer SaaS (software as a service) @ www.sciencecast.org. In this category, like LinkedIn, we are freemium. We plan to charge enterprises and individuals for subscriptions to access our premium functionality (AI tools and research promotions across social media platforms). Right now, this functionality is offered free from our website as we scale users, build collaborations with strategic partners and build brand awareness. For this side of the business, we are pre-revenue, but we plan to start introducing paywalls to access our website's premium functionality. We will also sell the right to advertise on our website.

Second, we develop tech tools for other companies who publish research, in order for them to attract users and better serve those users. These publishing companies are include non-profits that receive public funding.. We have also been making sales pitches to for-profit journals and, more recently, University administrators operating their own digital repositories. Right now, we are pre-revenue in this category, but we expect we will soon be receiving our first revenues on a development purchase order that we have been working on. We include in this category, also, federal agencies who are under an executive mandate (White House Office of Science & Technology) to make federally funded research more accessible over the internet. We have submitted many proposals in this category, and we have been well received but we have not yet secured an award.

Finally, our founders and key executives are themselves scientists and/or researchers. Some of our founders have a particular expertise in deep tech. We provide deep technology consulting services, including in the areas of quantum mechanics and artificial intelligence. This category is not pre-revenue; we are earning, and have earned, revenues here. In this revenue category, there is cross over with the other revenue categories, as our research scientists are themselves very much a part of the industry in the first two categories.

Plan of Financing

We have funded our development to date from loans from, and/or stock purchases by, our founders and other insiders and sweat equity provided by our early stage team of founders, employees and key contractors. We created the 2022 ScienceCast Equity Plan, and it has served as the mechanism to obtain valuable contributions from our dedicated team of technical and non-technical workers. We have drawn on this team to create our product, create our brand and its partnerships, establish and scale our user base and bid on contracts. We are now at a point where we need to raise working capital to further grow our human resources, meet increased programming costs, and pay for increasing license fees and storage costs.

We plan to conduct this equity offering under SEC Regulation CF. We have a large user base already, and engagement with our website has been robust. We believe we will have investment appeal to our customer base and we want to give them an opportunity to own part of our Corporation. We hope this will incentivize them to advocate for us as we further scale our user base and seek enterprise subscriptions. After completing this offering, we plan to offer $1,500,000 of securities in a "Seed Offering" to institutional investors that will be good partners for us, providing more support than just monetary investment.

We think funds from these offerings will be sufficient to sustain us as we sell our services, scale our users and build our revenues and profits. We anticipate then that we will need to have a much larger investment round, on the order of $7,000,000 to $10,000,000, termed a Series "A," from institutional investors as we open up offices around the World to meet global demand and pursue strategic corporate acquisitions. As our growth proceeds, we will need to raise additional monies to meet our growing operational and development expenses.

Plan of Operation

We plan to use the proceeds from this offering to grow our resources in three areas. First, we will use the proceeds to build our computer programming resources, including engaging programmers and licensing software we can integrate into our product offerings. Second, we will use the proceeds to support administrative services and a sales and marketing effort to individual and enterprise customers and services that provide research data to researchers. This will involve engaging workers on a fractional and/or full time basis. Third, we anticipate increased licensing and data hosting costs associated with an expanding base of users and their uses.

We do not plan to use the proceeds from this Offering to support an increase in executive pay and benefits, but we may use some of the proceeds for facilities and equipment leasing and acquisition. We may also use some of the proceeds for travel to support customer needs.

Market and Competition

We are entering a growing market characterized by digital distribution of data aided by rapid software development and technological advancement.

The current market was created when research was distributed in paper, mainly in journals controlled by publishers that established a monopolistic position similar to newspapers when publication was on printed paper. The large publishers used their monopolistic position to enjoy 40% profit margins.

The large publishers consolidated their position by instituting a system of peer review that stratified research among journals that they published. The large publishers got researchers to buy into this system as a means of quality control, advancement and recognition. The customers were yoked with creating the research and paying to access it, while the large publishers reaped large profits.

Digitization of Data Drives a Paradigm Shift in Research

The rise of the internet, the digitization of data and the proliferation of small computing devices has created conditions offering easier and more equitable access to research data. It started with what was termed pre-print servers where researchers published their research in hopes of marketing it for publication to prestigious journals that validated the quality of their research. Over time, there has been a shift toward just using these pre-print servers for research, rather than journals, and the monopoly began to erode in the same way as it did for online news vs. print newspapers.

Online distribution of research data has offered benefits. Research can be distributed in different modalities, i.e. video summaries, podcasts, etc., making it more possible for researchers to more easily review a larger amount of data. As well, artificial intelligence, machine learning, distributed ledger and neural network technologies facilitated the more efficient organization and sorting of research data. As these technological changes set in, the established publishing houses sought to protect their position. The benefits of incumbency are clear. The worldwide scientific publishing market for journals is around US$ 27 billion. The five largest paywall publishing houses (Elsevier, Wiley, Springer Nature, Taylor & Francis, and SAGE) have captured more than half of it.

We believe that just as newspapers dominant market position changed as news distribution changed, so too will the large publishers lose their dominant distribution position, creating openings for innovative companies like ours. We welcome the change and the opportunity to contribute to advances in research distribution. Digitization has had the effect of significantly increasing the amount of research data, which, if harnessed, has the potential to usher in a new era of scientific discovery.

Research and Development

We have invested heavily in developing our website which hosts research presentations in video, audio and other alternative non-text formats. Our website also provides a forum for scientists to comment and interact on others work and it provides links to related e-papers and other research data bases. We provide software tools to aid researchers in digesting and organizing data in their research. We link to social media communities where we promote and announce research and we publish summaries of important research findings on alternative digital channels, such as podcast channels. We are working toward creating an automated peer review system built around objective criterion that levels the playing field for research publication and speeds the evaluation of the merits of ongoing research.

We are working with artificial intelligence using natural language processing, machine learning built around pattern recognition and knowledge graphs, ontologies and neural networks built on expert human thought which sorts data for later search, retrieval and analysis. We are working at the cutting edge of software tools which we believe can help researchers. Our founders, and other important persons on our team, are technical researchers who understand research and what tools will assist our research customers.

Facilities and Equipment

We lease offices at 16 Willow Avenue, Towson, Maryland 21286. However, the bulk of our workforce works remote from offices scattered around the country and internationally. We plan to use our Maryland office as our main home office and will seek to add employees there. The office is equipped with phone, computer and video conference equipment.

We maintain subscriptions to software platforms that are important to our development. Toward that end, we have license arrangements with OpenAI, 11ElevenLabs and Amazon Web Services which provide critical inputs enabling our services.

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Patents and Trademarks

We have not chosen to pursue a patent protection strategy. Our marketplace is truly global, we have users on any given day from Belarus to Uganda so patent protection would be impossible. Instead, we are concentrating on developing software, utilizing open source software and partnering with other software developers to provide the software tools we offer. We have worked on creating an online marketplace for researchers and branding that marketplace. We do have a trademark portfolio and we take legal steps to protect our trade secrets and proprietary data.

Employees and Contractors

We were set up by founder employees who purchased our stock at founding, and then worked without cash compensation thereafter as they have tried to increase the value of their stockholdings through corporate development. During this fifteen (15) month period, we had some contractors join our team and acquire an ownership interest, electing to work without cash compensation to increase the value of their stock holdings and pursue our collective mission.

Presently, we have three (3) employees based in Maryland that are working in our business, being Andrew Jiranek, Kristina Galitski and Charles Clark. We also have thirteen (13) key contractors working in various aspects of our business. These individuals are working, either as employee or contractor, full time and/or part time. These employees and contractors are currently working for equity compensation only, and have received restricted stock pursuant to our 2022 ScienceCast Equity Plan, and Rule 701 of the Securities Act of 1933, as amended. We plan to use capital that we raise to begin paying some monetary compensation and to lessen our reliance on our stock as compensation. We also plan to employ additional staff in the areas of technical development, customer service, sales and marketing and finance and administration. In the case of new hires, they will be paid prevailing wages and we will continue to use stock ownership, where necessary, to incentivize and compensate employees and key contractors. Our employees are not presently covered by any collective bargaining agreement and we do not provide any employee benefit services. Our relations with our employees and key contractors are good, and we have not experienced any work stoppages.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A.

§227.201(e) – Number of Employees

The Company currently has three (3) employees, full-time and part-time, and twelve (12) independent contractors that devote a significant amount of their time to working for the Company.

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§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – The Offering

The minimum amount the Company is trying to raise in this Regulation Crowdfunding offering – our "target amount" – is $30,000, with a maximum $1,235,000.

If we have not raised at least the target amount ($30,000) by January 31, 2024 – our "offering deadline" – then we will terminate the Regulation Crowdfunding offering. In that case no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors. Previous investments made by our principals and affiliates will not count toward reaching the target amount.

If we do raise the target amount ($30,000) by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,235,000 maximum.

If we reach our target amount ($30,000) before the offering deadline (January 31, 2024) we intend to close the offering early, but only if the offering has been publicly available on the funding portal's platform for at least 21 days and we provide at least five days' notice of the new offering deadline." After the target amount ($30,000) is raised, we will continue trying to raise money up to our $1,235,000 maximum and have interim "closings" where we transfer the money for Company use.

The funding portal will notify you when and if we reach our target and maximum amounts.

The Company may terminate the Regulation Crowdfunding offering at any time.

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§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept on a first-come, first-served basis..

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The following table illustrates how we expect to use the proceeds received from this Offering. The table does not include payments to financial and legal service providers and escrow related fees, all of which were paid from other funds before the Offering began. It also does not include the value of the securities we have agreed to issue to our funding portal for participating in the offering.

Use of Proceeds	Approximate % of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	Approximate % of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	14%	$4,075	4%	$52,500
Technology & Product Development	25%	$7,500	28.5%	$350,000
Marketing	25%	$7,500	28.5%	$350,000
Talent Acquisition and Development	0%	$0	12%	$150,000
General Working Capital	36%	$10925	27%	$332,500
Total	**100%**	**$30,000**	**100%**	**$1,234,999+**

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§227.201(j) – The Investment Process

To Invest

- Review this Form C and the information about the Company onwww.theimpactcrowd.com;

- If you decide to invest, press the *Invest* button

- Follow the instructions

For the first 90,000 offered shares, the minimum amount you can invest in the offering is $262.50 (for 525 shares). Investments above the minimum for the first 90,000 offered shares may be made in increments of $.50. For the remaining offered shares, the minimum amount you can invest in the offering is $262.50 (for 350 shares). Investments above the minimum for the remaining offered shares may be made in increments of $.75. The Company will not sell and issue fractional shares.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT C, and which provides, among other things, that you will become a party to the Limited Liability Company Agreement of ScienceCast SPV LLC as a "Member" thereunder.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on January 29, 2024 (48 hours before the offering deadline).

To cancel your investment, go to https://invest.theimpactcrowd.com/offering/sciencecast/ or, if you need assistance, send an email to support@theimpactcrowd.com. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on The Impact Crowd's platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then WeFunder will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering shares of its Class B Non-Voting Common Stock for $0.75 per share; provided, however, as an incentive to investors subscribing and/or investing early in this offering, the Company will offer the first 90,000 of shares (for $45,000) in this offering for the price of $.50 per share. In the event an early investors cancels the investor's subscription, the cancelled shares will not be reoffered at the early, discounted price of $.50/share.

The Company believes it is worth $4,243,752 today, immediately before raising capital in the Offering. With 5,658,335 shares outstanding, this implies that each share of stock is worth $0.75.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's Stock Incentive Plan are issued and outstanding.

§227.201(m) – Terms of the Securities

Overview

The Company, ScienceCast, Inc., is offering "securities" in the form of its Class B Non-Voting Common Stock.

NOTE TO INVESTORS: As explained above, you will invest in ScienceCast SPV LLC, not in the Company directly. You will receive an interest in ScienceCast SPV LLC called "Investor Shares" while ScienceCast SPV LLC will receive shares of Class B Non-Voting Common Stock issued by the Company.

The governing documents of ScienceCast SPV LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT D and EXHIBIT E), and the Investor Shares to be issued to you from ScienceCast SPV LLC, are intended to put you in the same position as if you had purchased shares of Class B Non-Voting Common Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Class B Non-Voting Common Stock directly.

Other Classes of Securities

The Company has outstanding one other class of securities other than the Class B Non-Voting Common Stock: Class A Voting Common Stock.

The Class B Non-Voting Common Stock and the Class A Voting Common Stock are identical economically, meaning that shares of Class B Non-Voting Common Stock and shares of the Class A Voting Common Stock have the same right to distributions. The only difference is that, as they names imply, shares of Class A Voting Common Stock have the right to vote for the election of directors and other matters, while shares of Class B Non-Voting Common Stock do not have the right to vote.

Voting Rights

Shares of Class B Non-Voting Stock have no right to vote.

Right to Dividends

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Shares of Class B Non-Voting Common Stock have the right to share in dividends and other distributions on the same basis as shares of Class A Voting Common Stock.

Limits on Transfer

In general, your investment in ScienceCast SPV LLC is freely transferable. However, there are several practical obstacles to selling your investment:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

- There will be no ready market for your interest, as there would be for publicly-traded stock.

- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family member or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Class B Non-Voting Common Stock may be modified by the Company and holders of a majority of the shares of Class B Non-Voting Common Stock then issued and outstanding.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future prior to other investors.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Class B Non-Voting Common Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

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Who Controls the Company

	Percent of Voting Power
Victor Galitski	35.17%
Ivar Martin	13.25%
Andrew Jiranek	16.24%
Anton Fefilov	8.33%
Steinn Sigurdsson	12.55%

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

- They could issue a class of securities with rights superior to those of the Class B Non-Voting Common Stock.

- They could enter into transactions with "insiders" on terms you believe are unfair to the Company.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Current Ownership

The current ownership of the Company's securities is set forth on EXHIBIT H.

As of the date of this Form C, the Company has issued only Class A Voting Common Stock. As indicated on EXHIBIT H, the Company has issued securities in three rounds:

- When the Company was formed, it issued securities to its founders.
- Earlier in 2023, the Company issued restricted securities pursuant to its 2022 Equity Plan.

- In September 2023 the Company issued additional securities to three individuals.

In addition, the Company issued a warrant to Holiander, Inc. on July 7, 2022, a company owned and controlled by Vacheh Joakim, our EVP of Sales and Marketing, could acquire $250,000 shares of Class A Common Stock for $1.00 per share.

Founding Stockholder Agreement

The Company, Victor Galitski, Andrew L. Jiranek, Ivar Martin, and Anton Fefilov entered into an agreement captioned "Founding Stockholder Agreement" on April 12, 2022.

The Founding Stockholder Agreement (i) restricts transfer of stock, (ii) gives the founding stockholders a first right of refusal if another founding stockholder wants to sell his stock, (iii) allows each founding stockholder to offer to buy the stock of the other founding stockholders (a "Liar's Poker" provision), (iv) provides for a repurchase of stock that is transferred involuntarily (*e.g.*, upon bankruptcy or divorce), and (v) deals with other issues typical of agreements among the founders of a company.

A copy of the Founding Stockholder Agreement is available upon request.

SWAG

The Company will provide each investor with a T shirt or Sweatshirt containing the logo and slogan of the Company. Address and size information for the investor will be obtained as part of processing the subscription.

§227.201(n) – The Funding Portal

The Company is offering its securities through Impact Crowd Portal LLC ("Impact Crowd"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00363, the CIK number is 0001927371, and the CRD number is 322291.

Impact Crowd does not own any direct or indirect interest in the Company and there is no arrangement for Impact Crowd to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Impact Crowd as follows:

- Impact Crowd will receive a cash commission equal to 5.25% of the capital raised in the Offering, with a maximum of $50,000.
- The Company paid Impact Crowd a $2,500 setup fee.
- The Company will reimburse Impact Crowd for certain expenses related to the Offering.
- Impact Crowd will be granted, as compensation, additional shares of Class B Non-Voting Common Stock representing 1% of the shares sold in the Offering.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements. Primarily, the Company is only indebted to certain of its founders, as follows: (i) Victor Galitski $7900; (ii) Ivar Martin,

$5500; and (iii) Andrew Jiranek, $5000. These loans carry no particular repayment terms and are accruing interest at the lowest rate necessary to avoid imputation of interest for tax purposes.

As of 11/30/2023 the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not conducted any other offerings of its securities. The Company has issued stock only to its founders and key contributors. The Company sold $10,000 in common stock to its Founders in April, 2022. On July 1, 2023, the Company issued 2,100,002 in restricted common stock to employees and contractors in order to attract, retain, incentivize and compensate them. On September 28, 2023, the Company sold 170,000 shares of common stock at $.50/share to insiders for a total of $85,000.

§227.201(r) – Transactions Between the Company and "Insiders"

Lease of Office Space

Andrew L. Jiranek leases office space to the Company for $1,500 per month, which rent may increase as occupancy increases within the leased space. The office space consists of 2,350 square feet of space and includes access to parking, conference rooms, lobby, phone and IT infrastructure.

Grant of Restricted Stock

The following individuals received grants of restricted stock pursuant to the Company's 2022 Equity Plan:

	Shares
Andrew Jiranek	400,000
Victor Galitski	400,000
Steinn Sigurdsson	400,000
Anton Fefilov	166,667
Holiander, Inc.	166,667
John Beverley	133,334
Charles Clark	100,000
Prineha Narang	100,000
Kristina Galitski	80,000
Richard Sever	51,250
Brian Greene	51,250
Arsalan Farooq	51,250
Carter Benson	37,917
Yuval Oreg	16,667

Compensation of Officers

The officers of the Company are currently not drawing wages, salary, or benefits. We anticipate paying salaries when and if the Company is able.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

As ofNovember 30, 2023, the Company had an aggregate of approximately $60,000 in cash and cash equivalents, leaving the Company with approximately six months ofworking capital with which to operate.

The proceeds from the Offering are essential to our operations and if we are unsuccessful with this Offering, and ongoing efforts to earn sales revenue, we may not be able to continue to operate and will have to liquidate. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Results of Operations

The Company has only begun to earn revenues, and this in its Aspen Quantum Consulting Division. To date, its accomplishments can be identified generally as: (i) developed its Freemium business model with the assistance of its McKinsey & Company; (ii) launched its MVP and prototype, www.sciencecast.org; (iii) began scaling, tracking and promoting Worldwide users of its product (results measured with Statcounter and Google Analytics); (iv) integrated its MVP to social media accounts which it is actively managing; (v) developed and/or implemented valuable software tools useful with its product (paper summaries, talk to paper feature,search) and began marketing them; (vi) entered into valuable partnerships/collaborations (arxiv.org, bioRxiv.org, medRxiv.org); (vii) actively bid on major Government contracts; (viii) successfully completed an accelerator program (Conscious Venture Labs) in Baltimore; (ix) connected with institutional funders and obtained some soft commitments; (x) onboarded with administrative service providers such as cap table management firm Carta and payroll processing firm Gusto; (x) secured home office space in Towson Maryland; (xi) integrated Aspen Quantum Consulting into ScienceCast and began bidding on and performing fee for service engagements; (xii) initiated a division to address the growing opportunities presented by knowledge graphs, neural networks and next generation web; (xiii) identified additional human resources for inclusion in its growing team; and (iv) initiated direct software development service sales to University administrators.

Historically, the Company has relied on the resources of its Founders and assembled team during its start-up phase, including team members' ability to work without cash compensation, and team members using personal resources to access phone and other communication and computing devices. As it begins to raise capital and earn sales revenue, the Company will start to move these expenses onto its books, including paying some cash compensation, providing communication and computing devices and travel expenses. As the Company's operations ramp up, it hires and manages more employees and vendors, and it incurs more license fees from software licensees and cloud storage costs, its outgoing expenses are expected to exceed its incoming revenue, so that the Company will need to rely on stock sales and issuances in order to continue to operate and meet growing customer demand.

The Company's historical expenses as reported in 2022, the year it began operations, are not representative of the expenses the Company expects in 2023 and subsequent years. The numbers of customers using the Company's products and services is increasing day to day, as is the number of its products incorporating licensed software. As well, the Company has grown from an original founder group of 4 persons to a Company employing sixteen (16) employees and contractors. This growth is necessarily going to cause a rise in the Company's expenses, and this is expected to be reflected in the Company's financial results.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ScienceCast SPV LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT J.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on WeFunder's website). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

Impact Crowd conducted background checks on the principals of the Company (*i.e.*, those covered by this rule). Copies of the background checks are available on request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on Impact Crowd's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website, www.sciencecast.org, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.